Mail Stop 6010   April 23, 2008

Barbara Duncan
Chief Executive Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873

      Re: **DOV Pharmaceutical, Inc.**
              Preliminary Proxy Statement on Schedule 14A, Filed April 11, 2008
              File No. 0-49730

Dear Ms. Duncan:

      We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director